EXHIBIT 99.1

News for Immediate Release

Sankar Das Gupta Exercises Warrants to Acquire Common Shares of Electrovaya Inc.

Toronto, Ontario – January 20, 2026 – Electrovaya Inc. (Nasdaq: ELVA, TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, announces that Dr. Sankar Das Gupta (the “Acquirer”), a director and Chairman of the Board of Directors of Electrovaya Inc. (“Electrovaya”) exercised 1,420,000 warrants (“Warrants”) to purchase common shares (each, a “Common Share”) at an exercise price of $0.90 per Common Share, acquiring an equivalent number of Common Shares on the exercise.

Immediately prior to the exercise, the Acquirer owned 10,270,751 Common Shares on a non-diluted basis, representing approximately 21.40% of the outstanding Common Shares, 605,000 options entitling the Acquirer to purchase an additional 605,000 Common Shares, and 1,420,000 Warrants entitling the Acquirer to purchase an additional 1,420,000 Common Shares. If the Acquirer were to have exercised all options and Warrants held, and assuming no other new issuances of Common Shares at or prior to such exercise, the Acquirer would have owned an aggregate of 12,295,751 Common Shares, representing approximately 24.58% of the then outstanding Common Shares.

Following the exercise, the Acquirer owns 11,690,751 Common Shares on a non-diluted basis, representing approximately 23.66% of the outstanding Common Shares, and 605,000 options to purchase Common Shares, entitling the Acquirer to purchase an additional 605,000 Common Shares. If the Acquirer were to exercise all his remaining options, and assuming no other new issuances of Common Shares at or prior to such exercise, the Acquirer would own an aggregate of 12,295,751 Common Shares, representing approximately 24.58% of the then outstanding Common Shares.

The Acquirer exercised the Warrants as an investment in the Company in consideration of the current market price of the Common Shares and the exercise price and expiry date of the Warrants. The Acquirer may, from time to time in the future, increase or decrease direct or indirect ownership, control or direction over the Common Shares, Warrants or other securities of Electrovaya through market transactions, private agreements, subscriptions from treasury or otherwise, subject to applicable securities laws. The Acquiror has no present plans or intentions which relate to or would result in any of the transactions or circumstances identified in Item 5 of Form 62-103F1 - Required Disclosure under the Early Warning Requirements.

Electrovaya’s head office is located at 6688 Kitimat Road, Mississauga, Ontario, L5N 1P8.

For further information, including with respect to obtaining a copy of the corresponding report filed with Canadian securities regulators, contact:

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Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com / 905-855-4618

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ: ELVA; TSX: ELVA) is a technology-driven lithium-ion battery company commercializing its proprietary Infinity Battery Technology, designed for superior safety, longevity, and performance in mission-critical industrial, robotics, defense and energy-storage applications. The Company leverages a strong intellectual-property portfolio and advanced materials expertise to deliver durable, high-value battery solutions to global OEMs and end users. To support growing demand and advancing energy-security and national-security objectives, Electrovaya is expanding U.S. manufacturing through its 52-acre Jamestown, New York site, which includes a 137,000-square-foot facility planned as its first gigafactory. Electrovaya also operates two Canadian sites focused on research, engineering, and product commercialization. For more information, please visit www.electrovaya.com.

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